UNITED STATES OF AMERICA
                                  BEFORE THE
                         NUCLEAR REGULATORY COMMISSION

Millstone Unit No. 3          )     NRC License No. NPF-49 (Docket No. 50-423)
Seabrook Unit No. 1           )     NRC License No. NPF-86 (Docket No. 50-443)

                 Application of New England Power Company for
                        Transfer of Control of Licenses

I.    INTRODUCTION.

      New England Power Company ("NEP"), pursuant to Section 184 of the Atomic Energy Act of 1954, as amended, and Section 50.80 of the Commission's Rules, 10 C.F.R. ss. 50.80 (1998), and to the procedures described in 10 C.F.R. Part 2, Subpart M (1998), hereby seeks prior Commission approval for transfer of control of certain ownership licenses, to the extent that such approval is required solely to reflect a change in upstream economic ownership of the parent company of the licensee, NEP. NEP is a minority, non-operating ownership licensee of Unit 3 of the Millstone commercial nuclear facility located in Waterford, Connecticut and a non-operating ownership licensee of Unit 1 of the Seabrook commercial nuclear facility located in Seabrook, New Hampshire. NEP is not licensed to use, possess or operate either plant.

      NEP is a subsidiary of New England Electric System ("NEES"), a Massachusetts business trust. NEES owns all of NEP's common stock, and 99.71% of its voting securities. The other .29% of those securities are owned by the public in the form of preferred stock with common voting rights. Under the proposed transaction, NEES will become a wholly-owned, indirect subsidiary of The National Grid Group plc, a public limited company incorporated under the laws of England and Wales ("National Grid"). NEP will remain a subsidiary of NEES. Thus, NEP

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will become an indirect subsidiary of National Grid. Further details of the transaction are described elsewhere in this Application.

      NEP owns a 12.2% interest in Millstone 3. Through subsidiaries, Northeast Utilities ("NU") owns a 68% interest in Millstone 3, and NU is the licensed operator.1 Millstone 3 is a 1,150 MW pressurized water reactor which began commercial operation in May 1986.

      NEP owns a 9.9% interest in Seabrook. Seabrook is operated by North Atlantic Energy Service Corporation ("North Atlantic").2 Seabrook is a 1,150 MW pressurized water reactor which began commercial operation in 1990.

      The proposed transaction will not change anything about the direct ownership, operation, management, license terms or conditions, or performance of Millstone 3 or Seabrook. NEP will continue to be a licensee, and the license granted to NEP will not change hands.3 NEP will

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      1 The remaining licensee-owners, with their proportionate interests, are:
Connecticut Light & Power Company (52.9%), Western Massachusetts Electric Company (12.2%), Massachusetts Municipal Wholesale Electric Company (4.8%), Montaup Electric Company (4%), United Illuminating Company (3.7%), Public Service Company of New Hampshire (2.8%), Central Maine Power Company (2.5%), Central Vermont Public Service Corporation (1.7%), Chicopee Electric Light Department (1.35%), Connecticut Municipal Electric Energy Cooperative, Inc. (1.1)%, Vermont Electric Generation & Transmission Cooperative, Inc. (0.35%), Fitchburg Gas & Electric Company (0.2%), Lyndonville (Village of) Electric Department (0.04%). (The figures add up to slightly less than 100% due to rounding.)

      2 The remaining owners are North Atlantic Energy Corporation (35.9%), United Illuminating Company (17.5%), Great Bay Power Corporation (12.1%), Massachusetts Municipal Wholesale Electric Company (11.6%), Connecticut Light & Power Company (4.1%), Canal Electric Company (3.5%), Montaup Electric Company (2.9%), New Hampshire Electric Cooperative, Inc. (2.2%), Taunton Municipal Light Plant (0.1%), Hudson Light & Power Department (0.1%). (The figures add up to 99.9% due to rounding.)

      3 For that reason, NEP is not seeking a license amendment. As the Commission stated in its recent Final Rule regarding license transfers, " [a]mendments to a license are required only to the extent that the ownership or operating authority of a licensee, as reflected in the license itself, is changed by the transfer." Streamlined Hearing Process for NRC Approval of License Transfers, 63 Fed. Reg. 66721, 66727 (1998) (to be codified at 10 C.F.R. Parts 2 and 51) ("Streamlined Process Final Rule.") Because NEP remains the licensee, and NEES remains the owner of NEP, the ownership as reflected in the license itself remains unchanged. NEP has no operating authority, and the transfer will not change that. Thus, no license amendment or transfer should be required, other than a transfer of control.

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remain obligated to perform all of its current obligations under the license, including decommissioning funding, and there will be no change in NEP's rights or duties under the license, ownership agreements regarding the facilities, or any other applicable law or document regarding those rights and obligations. The only change will involve the acquisition of NEP's ultimate parent by a subsidiary of National Grid. As further described below, the transaction will not affect the common defense and security, or the public health and safety, or result in the license being held by a foreign entity, or result in the licensee being owned, controlled, or dominated by a foreign entity. For those reasons and others described below, the Commission should approve the transaction without delay under procedures established to expedite approval of license transfers.

II.   SUMMARY OF APPLICATION AND REASONS FOR PROPOSING THE
      TRANSFER.

      The transaction is an important part of the transition to a fully competitive environment in New England. Pursuant to legislation adopted in Massachusetts, and to a Settlement Agreement which was approved by the Federal Energy Regulatory Commission ("FERC") and the Massachusetts Department of Telecommunications and Energy ("MDTE") in 1997, that state is committed to full competition at the retail level.4 Competition will be accomplished by separating

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      4 Similar legislation was enacted in Rhode Island and New Hampshire, incorporated into settlement agreements with NEP's affiliates and approved by FERC.

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generation from transmission to create a regime of independent transmission companies. Under that legislative mandate, NEES has committed to the divestiture of all generating facilities, including its interests in all nuclear plants, to the extent practicable.

      NEP owns the second largest transmission system in New England. National Grid is the world's largest privately owned independent transmission company and has nine years of experience operating in a competitive electric market environment. Transmission independence is an essential component of the competitive regime already in place in New England. The merger will enhance NEP's transmission system and the necessary resources to expand transmission and maximize transmission opportunities.

      The transaction will have no effect whatsoever on the operation, personnel, financial status, physical condition, environmental effects, business plan, decommissioning capability, or control of Millstone 3 or Seabrook. No license is being transferred to anyone. NEP will remain the licensee for these two plants. As a minority, non-operating licensee, NEP's primary obligations are to contribute money and take electricity. The mere fact that a larger, financially stable company will now have an economic interest in NEP will not detract from NEP's ability to meet those obligations.

      NEP and National Grid are aware of the prohibition, in Section 103 of the Atomic Energy Act, 42 U.S.C. ss. 2011, et seq. (1994) ("AEA"), against issuance of a license to any alien or any corporation which is "owned, controlled, or dominated" by a foreign entity. The transaction will fully comply with that prohibition.

      As noted above, NEP will remain the licensee. NEP is a U.S. entity and will not be owned directly by a foreign entity. It will be owned by NEES, a U.S. entity, after NEES' merger with

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NGG Holdings LLC, a U.S. entity, ("NGG Holdings"), which is a wholly-owned indirect subsidiary of National Grid. Both literally and as a legal matter, the licensee will be owned directly by a U.S. entity. The transfer of (indirect) control of NEP's ownership will not effect any transfer of control over those nuclear activities implicated by the prohibitions against foreign control and domination.

      As a non-operating owner with small minority interests, NEP itself does not control any nuclear facility. Moreover, a negation action plan will be instituted, as follows. First, all activity by NEP under the license (the limited activity associated with its minority ownership interest) will be controlled by a Special Nuclear Committee of the Board of Directors of NEP ("Nuclear Committee"). The Nuclear Committee will consist entirely of U.S. citizens. With three exceptions discussed below, the Nuclear Committee will have sole discretion regarding all issues of plant operation, budget and expenditures, health and safety matters, matters affecting national security, compliance with the AEA and this Commission's orders, and all other matters regarding NEP's license obligations, to the extent these may be involved in NEP's actions as an NRC licensee.5

      National Grid will not have legal or practical authority to control the actions of the Nuclear Committee. Neither National Grid nor any other foreign entity may remove a Director of the Nuclear Committee except for causes specified herein. The Applicants will promptly inform

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      5 As explained below, NEP's activities as a licensed minority co-owner do not generally entail substantive matters of safety or national security within the NRC's purview (other than funding a share of safe operation and decommissioning expenses). Nevertheless, the Nuclear Committee is being established to remove any doubt about compliance with Section 103 of the AEA. See, Standard Review Plan on Foreign Ownership, Control or Domination, 64 Fed. Reg. 10, 166 (March 2, 1999) ("SRP").

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the Commission of the withdrawal or removal of any such Director and of the identity of the replacement. A majority of the Committee members will be Independent Directors, who cannot be influenced by National Grid or NEP through an employment relationship or in any other manner. Second, Nuclear Committee members will be obligated to report any attempt to influence their votes contrary to the national interest, and will be protected by the Commission's employee protection regulations to a greater extent than required by law. Under those circumstances, all decisions affecting NEP's participation in Millstone 3 or Seabrook will be made entirely by U.S. citizens who have full independence from any foreign influence.6

      Therefore, as described above, NEP in its role as a licensee will not be owned, controlled or dominated by any foreign interest. Both the letter and the purpose of the AEA prohibition will have been preserved, and nothing in the AEA should serve as a bar to approval of this transaction.

      Finally, the transaction will, if anything, enhance NEP's ability to contribute its minority share of facility operational expenses, and will not have any negative effect on the ability to decommission Millstone 3 or Seabrook, or on the funds available for such decommissioning. NEP's portion of the decommissioning fund is funded fully commensurate with the schedule approved by the respective regulatory agencies. Under the relevant regulatory regimes, funds for decommissioning are collected by NEP through non-bypassable charges set forth in mandatory contract termination charges paid to NEP by its affiliated distribution utilities. Those distribution utilities, in turn, are allowed to collect funds for decommissioning through non-bypassable charges

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      6 The Applicants are aware of the recently-issued SRP regarding foreign ownership or control. The Applicants have attempted to provide all relevant information required by that SRP to assist the Commission in determining that any foreign control has been sufficiently mitigated. Nonetheless, should the Commission require further information, the Applicants will be glad to provide such information upon request.

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to their retail customers. For purposes of decommissioning, NEP provides assurances equivalent to those offered by an "electric utility" pursuant to 10 C.F.R. ss. 50.75. Thus, NEP will have access to a broad base of consumers to ensure that adequate funds are available. Nothing about this transaction will affect that regulatory mechanism, and the merger will not have a negative effect on decommissioning.

      For the reasons described above, the Commission should approve the transaction according to the streamlined schedule and procedures adopted in its recent rule.7 That rule was adopted to expedite approval of transfers which have "no direct or immediate impact on the requirements for day-to-day operations at a licensed facility,"8 as is the case here. By publishing that rule, the Commission has reacted well to the need for "timely and effective resolution of requests for transfers" in a rapidly changing competitive environment. As the parties have a target date of November 1, 1999 to close the transaction and because the New England region will benefit substantially from an experienced transmission provider in the marketplace, the Commission should approve the application without delay under those expedited procedures.

III.  DESCRIPTION OF THE PARTIES AND THE TRANSACTION.

      A.    NEES and NEP.

      NEES is a public utility holding company formed in 1947 as a Massachusetts business trust, with its headquarters in Westborough, Massachusetts. NEES is a registered holding company under the Public Utility Holding Company Act of 1935, 15 U.S.C. ss. 79 (1994) et seq.

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      7 Streamlined Process Final Rule, supra.
      8 Id. at 66722.

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Through its subsidiaries, NEES principally is engaged in the transmission, distribution, and sale of electricity, and the marketing of energy commodities and services, serving roughly 1.3 million customers in Massachusetts, New Hampshire and Rhode Island. Through agreements with the state utility commissions with jurisdiction over its subsidiaries, NEES has divested itself of substantially all of its fossil and hydroelectric generating facilities, and will endeavor to divest itself of its ownership interests in nuclear facilities, including the facilities at issue here. The company now is focused almost exclusively on the transmission, distribution and sale of electricity, rather than on generation.

      NEP is a wholly-owned subsidiary of NEES, which owns all of NEP's common stock, although NEP itself was created first, in 1916. In the past, NEP's primary role had been to generate and transmit electricity for sale to its affiliates, which are electric distribution companies described below. With the sale of substantially all of its fossil and hydroelectric generation, NEP's principal focus will be the transmission of electricity. NEP's integrated system consists of approximately 2,400 miles of transmission lines, 118 substations, and 7 pole or conduit miles of distribution lines. These facilities are spread throughout Connecticut, Massachusetts, Rhode Island, New Hampshire, Maine and Vermont.

      In addition to its interests as a minority licensee in Millstone 3 and Seabrook, NEP is a shareholder in Vermont Yankee Nuclear Power Corporation ("VYNPC"). NEP owns 20% of the outstanding shares of that company, which in turn is the licensee for the Vermont Yankee nuclear power facility, an operating commercial nuclear plant. VYNPC is the sole licensee of that facility. NEP also owns 30% of the outstanding shares of Yankee Atomic Electric Company, which is the owner and licensee of Yankee Nuclear Power Station, a commercial nuclear facility

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which has ceased operations. NEP owns 20% of the outstanding shares of Maine
Yankee Atomic Power Company, which is the owner and licensee of the Maine Yankee nuclear facility, which has ceased operations. NEP owns 15% of the Connecticut Yankee Atomic Power Company, which is the owner and licensee of the Connecticut Yankee nuclear facility, which also has ceased operations. NEP is not a licensee of any of these facilities. No applications for transfer of control of the licenses of those facilities is necessary because given the minority ownership shares that are involved, the transaction will not result in any transfer of control over any license or licensee.

      NEES' electric distribution company affiliates include Granite State Electric Company ("Granite State"), which serves approximately 36,000 customers in New Hampshire; Massachusetts Electric Company ("MECo"), which serves approximately 960,000 customers in an area covering roughly 43% of the Commonwealth of Massachusetts; The Narragansett Electric Company ("Narragansett"), which serves approximately 325,000 customers in an area covering about 80% of the state of Rhode Island; and Nantucket Electric Company, which serves approximately 10,000 customers on Nantucket Island. Each of these companies originally entered into a long-term, all-requirements power purchase contract with NEP. Although those contracts have been amended recently, the purchasers under those contracts remain liable to pay charges to NEP which include, among other things, amounts sufficient to pay each purchasers' share of NEP's decommissioning liability for the nuclear facilities in which NEP holds an interest. These contracts are further described in Part VI of this Application.

      NEES owns NEES Energy, Inc., a power marketing subsidiary which owns AllEnergy Marketing Company, LLC, and New England Electric Transmission Corp., which owns and operates a portion of an electric interconnection between Hydro-Quebec and New England.

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NEES also owns a 53.9% interest in New England Hydro Transmission Corporation and New England Hydro Transmission Electric Company, which own and operate facilities in connection with the second phase of that interconnection, including high-voltage transmission lines. NEES also owns New England Power Service Company, which has contracted with NEES to provide, at cost, a variety of administrative and consulting services; NEES Global, which provides consulting and independent power development services to non-affiliates domestically and internationally; New England Water Heater Company; and NEES Communications, Inc, which provides telecommunications and information-related products and services.

      NEES also is engaged in additional merger activity. On February 1, 1999, the NEES Board of Directors approved the merger of NEES with EUA. EUA is a Boston-based public utility holding company whose subsidiaries include electric transmission and distribution utilities in southeastern Massachusetts and northern and south coastal Rhode Island.

      Under a plan approved by the Board of Directors, NEES will acquire all the outstanding shares of EUA. EUA's operating subsidiaries will be merged into the NEES operating companies, with the president and chief executive officer of NEES becoming the president and chief executive officer of the combined company. The combined company will serve 1.6 million electricity customers in 228 New England communities.

      The merger with EUA is not contingent upon the completion of the merger with National Grid, but the merger with EUA has the full support of National Grid. A separate Application addressing the NEES/EUA merger will be filed in the near future. To the extent that the NRC approves the transfer of EUA licenses to NEES, and the National Grid acquisition of NEES is completed, the NRC's approval of the EUA transaction should accurately reflect the foreign

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ownership of NEES, to the extent discussed herein. The applicants assume that, if and when the NRC approves the EUA application for transfer, the NRC will base its approval on the assumption that National Grid will ultimately own the NEES companies (and EUA) to the extent discussed herein. If the NRC approves the EUA transfer on that basis, it will avoid the need for yet another application reflecting National Grid's ultimate ownership of EUA.

      For the twelve months ended September 30, 1998, the operating revenues of NEP, the licensee, equaled approximately $1,481,068,000. It should be noted that this figure may not be completely representative of future revenues as these revenues were received prior to divestiture. Further information concerning NEES and its subsidiaries is contained in NEP's most recent Form 10-Q filed with the Securities Exchange Commission, attached as Exhibit A to this Application, and in NEES' most recent Annual Report to Shareholders, attached as Exhibit B-1 to this Application.

      B.    National Grid and Its Subsidiaries.

      National Grid and its subsidiaries were created as a result of the privatization and restructuring of the British electric system. In 1990, the Central Electricity Generating Board which owned and operated the vast majority of electric generation and transmission facilities in England and Wales, was split into three competing generation companies and an independent transmission company, National Grid. As a result, National Grid is the only transmission company in England and Wales and now owns 4,300 miles of overhead transmission lines, and 400 miles of underground cables operating predominantly at voltages of 400 kV and 275 kV and approximately 300 substations, all in England and Wales, as well as interconnections with Scotland and France. In addition, through subsidiaries, National Grid has acquired interests in

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transmission systems in Argentina and Zambia, described below. These assets make
National Grid the largest privately-owned transmission company in the world.

      The principal functions of National Grid in the competitive British power supply network are to provide transmission services on a for-profit, non-discriminatory basis, and to maintain and make all needed improvements to facilitate trades on that system; to procure ancillary services on the transmission system; to match demand and supply; to manage the daily system of half-hourly bids for competing generators; and to calculate market prices and make the payments due from each day's energy trading. Having performed these functions for nine years, National Grid is the most experienced provider of independent transmission and market management services in the world.

      In addition to its principal operating subsidiary National Grid Company, National Grid also owns Energy Settlement and Information Services Limited, which calculates prices and payments within the England and Wales electricity market; Energy Pool Funds Administration Limited, which manages the transfer of funds in payment for the energy traded; and Datum Solutions, which provides metering services. Through its affiliate Citilec, which National Grid jointly owns with Perez Companc, National Grid both acts as the operator and owns a substantial interest in Transener, the primary transmission system which serves Argentina. In a partnership with CINergy Global, National Grid has acquired nearly 80 % of Copperbelt Energy Corporation, buying, selling and transmitting electricity to meet the needs of the copper mining region in Zambia. National Grid has been selected as a joint venture partner for construction of a 600-mile transmission line for the Karnataka Electricity Board in India. National Grid owns 50% of a consortium which will construct a major new communications network in Brazil and finally,

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National Grid also owns a 48.7% economic interest in Energis, a telecommunications company in the U.K.

      The two largest shareholders of National Grid are HSBC Investment Bank plc, a Hong Kong bank which owns 11.6% of National Grid's issued share capital, and the Prudential Corporation Group of Companies, which owns 6.1%. Those figures, which were derived from National Grid's Annual Report attached as Exhibit C, are constantly changing. No shareholder has the right to elect or appoint a director of National Grid, nor any other right which would give it control over that company.

      Including an exceptional profit related to the creation of Energis, National Grid reported a profit of (pound)574.8 million in 1998, roughly equivalent to $954,168,000. Further details concerning National Grid may be found in the Annual Report to Shareholders for the previous two years, attached hereto as Exhibit C.

      C.    The Transaction.

      As a preface to the transaction, National Grid formed NGG Holdings, a wholly-owned indirect subsidiary organized in Massachusetts. NGG Holdings will then merge with and into NEES. NEES will be the surviving entity from that merger, will continue to be known as New England Electric System, and will maintain its status as a U.S. entity, domiciled in the U.S. and subject to all applicable U.S. law. Following the merger, NEES will be a wholly-owned, indirect subsidiary of National Grid. Due to the geographic scope of its electric subsidiaries, National

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Grid will register as a public utility holding company as described in the
Public Utility Holding Company Act of 1935.9

      NEP, the licensee, will continue to be a subsidiary of NEES, as will the other current NEES subsidiaries described above. Thus, direct ownership of NEP will continue to reside in a U.S. company, NEES.

      NEES' outstanding shares will be cancelled as a result of the merger. In exchange, NEES shareholders will receive a cash payment of $53.75 per share, subject to upward adjustment. Each one percent interest in NGG Holdings will be converted into a share of NEES, the surviving company. Further details of the transactions are set forth in the Capital Merger Agreement, attached as Exhibit D.

      NEES' corporate headquarters will remain in Massachusetts. The President and Chief Executive Officer of NEES, Richard P. Sergel, a U.S. citizen, will remain in those positions, and will join the Board of National Grid.

      The transaction has been approved by the Board of Directors of each respective parent, but remains subject to the approval of shareholders of both National Grid and NEES. In addition to the NRC, the transaction must be approved by FERC and the Vermont Public Service Board ("VPSB"). The New Hampshire Public Utility Commission ("NHPUC") has discretion to review the transaction, or not to review it. While the express approval of the MDTE, the Maine Public Utilities Commission ("MPUC"), and the Rhode Island Public Utility Commission ("RIPUC") are not required, the parties actively will seek support from those agencies. Finally, the transaction is

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      9 The transaction also may involve several intermediate companies or partnerships, all of which, if non-U.S. companies, would be U.K. or Irish companies, and all of which will be controlled by National Grid.

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subject to review by the Antitrust Division of the Justice Department and the
Federal Trade Commission under the Hart - Scott -Rodino Antitrust Improvements Act of 1976. National Grid and NEES hope to obtain all necessary approvals discussed above in calendar year 1999, and close the transaction by early 2000.

IV.   THE TRANSACTION MEETS ALL OF THE REQUIREMENTS GOVERNING
      LICENSE TRANSFERS.

      This transaction does not involve an actual transfer of a license, but merely a change in the upstream economic ownership of the licensee. While the Commission has deemed such mergers to constitute a transfer of control (or indirect transfer), it also has recognized that such transactions do not involve many of the issues associated with an actual transfer to a new licensee. As the Commission held in its recent Streamlined Process Final Rule, specifically referring to transfers of an interest held by a minority, non-operating owner:

      Although other requirements of the Commission's licensing provisions may also be addressed to the extent relevant to the particular transfer action, typical NRC staff review of such applications consists largely of assuring that the ultimately licensed entity has the capability to meet financial qualification and decommissioning funding aspects of NRC regulations. These financial capabilities are important over the long term, but have no direct or immediate impact on the requirements for day-to-day operations at a licensed facility.

Streamlined Process Final Rule, 63 Fed. Reg. at 66722.

      As will be shown below, the licensed entity will remain fully capable of meeting its license obligations, and nothing about the merger will detract from that capability. In addition, before discussing the foreign ownership issue, the Application will show that the transfer meets all other requirements associated with license transfers.

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      A.    The Merger Will Not Affect Operation of the Millstone 3 or Seabrook
            Facilities, and Thus Will Not Affect the Public Health or Safety, Common Defense and Security or the Human Environment.

      NEP is merely the owner of a 12.2% interest in the Millstone 3 facility and a 9.9% interest in the Seabrook facility. It does not participate in day-to-day operations of the facility, nor does it have authority to make decisions on behalf of the facility. As will be discussed in more detail below, NEP's rights as a minority owner of the Millstone 3 facility are limited by the Sharing Agreement executed in 1973, attached hereto as Exhibit E. As that Agreement states, the Lead Participants have sole responsibility for the operation of the plant in accordance with good utility practice. NEP is not, and has never been, a Lead Participant in Millstone 3. NEP, although a member of the Seabrook Executive Committee, similarly has limited rights.

      Nothing about the merger will change those facts. While NEP has been active in pursuing a civil court action regarding the past operation of Millstone 3,10 NEP will have precisely the same interest after the merger. The Lead Participants will retain the same responsibility for the facilities operations and nothing about the merger will adversely affect that operation.

      B. The Licensee Will Continue to Be Qualified, Both Technically and Financially, to Meet All of Its NRC Obligations.

      NEP will continue to have an interest in Millstone 3 and Seabrook. At all times, NEP has fulfilled each of its financial and other obligations regarding the facilities. As a minority licensee, NEP is and will remain capable of meeting those obligations, including its obligations to

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      10 New England Power Co. v. Northeast Utils., Dkt. No. 97-1716 (Worcester
Superior Ct., MA, filed Aug. 7, 1997). New England Power, Western Massachusetts Electric Company and Connecticut Light and Power Company also are engaged in arbitration.

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contribute necessary funds for decommissioning.11 NEP has ongoing, assured sources of revenue which will be adjusted to meet decommissioning requirements. These revenue sources consist primarily of contracts with NEP's distribution company affiliates, which have been approved by FERC and the relevant state commissions.

      Nothing about the merger will dilute the financial resources of NEP. Neither the Millstone 3 facility nor the Seabrook facility, nor any other NEP asset will be pledged as security or otherwise encumbered as a result of the transaction. NEP's Price-Anderson indemnity agreement and the amount of nuclear insurance will not be affected by the merger. NEP merely is becoming a member of a corporate aggregation with a greater total capitalization. Thus, NEP will remain financially stable and able to fulfill all of its obligations under the license.

      There is no basis presented for the NRC to conduct an antitrust review of this transfer of control. Under Section 105(c) of the AEA, the NRC does not have antitrust review authority after an operating license has been issued unless there has been a significant change in the licensee's activities. As the NRC does not construe transfers of control, as distinguished from direct license transfers, as triggering antitrust reviews under Section 105(c)(2), no antitrust review is required. See NRC NUREG-1574.

      Moreover, antitrust considerations will be taken into account through other agency's review of this transaction. The transaction also has to be approved by the FERC and will be the subject of proceedings before various state commissions. Those agencies have developed

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      11 NEP's contributions to the Millstone 3 decommissioning fund and the
Seabrook decommissioning fund, which are funded on schedule, are discussed in more detail in Section VI of this Application.

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significant expertise and resources in analyzing the effects of a merger on competition, and will not approve a merger that has a detrimental effect.12

      FERC and the Department of Justice analyze mergers using the Herfindahl - Hirschman Index ("HHI"). That test measures the increase in concentration in the affected market, which occurs when two companies that own generation serving the same market are combined. The transaction will pass all of the traditional tests for determining whether a merger unduly will increase market share. National Grid does not serve the same geographic market as NEES, and in any event, does not own any generation. Moreover, NEP is divesting itself of almost all generation and will endeavor to divest its nuclear facilities to the extent possible. Under those circumstances, there will be zero increase in market share or in concentration as a result of this transaction. The FERC itself recognizes that, when merging partners do not own generation or sell similar products in the same market, there is no need for an HHI study, and no issue raised as to the effect on competition.13 The same is true here.

      Thus, the NRC may rely upon FERC to make a finding upon competitive issues in the future. Alternatively, because there is clearly no negative effect on competition, the NRC could make such a finding itself, without waiting for other agencies. The introduction of National Grid will enhance the competitive environment, and the transaction should be approved on that basis.

      C. The Identity, Business Address, and Relevant Personnel of the Licensee and of the Facility Will Not Be Affected by the Merger.

--------
      12 Inquiry Concerning the Commissioner's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, III FERC Stats. & Regs. P. 31,044
(1996), order on reconsideration, Order No. 592-A, 79 FERC P. 61,321 (1997).

      13 Id.

      As noted above, both NEES and NEP will maintain their present headquarters. The headquarters addresses of NEES, and of National Grid, are listed below:

      New England Electric System         The National Grid Group plc
      25 Research Drive                   Kirby Corner Road
      Westborough, Massachusetts 01582    Coventry, England CV4 8JY

      The officers and directors of each company, and of the licensee, both at present and as expected following the merger, are listed in Exhibit F.

      As NEP has no responsibility or authority regarding the employees at Millstone 3 or Seabrook, the merger will not affect the size or performance of the workforce at either site. As with all other aspects of the merger, there will be no effect on the day-to-day operations of either nuclear facility, and no operational concerns which would delay NRC approval of the transaction.

      D.    Offsite Radiological Emergency Response Planning.

            The requested transfer will have no effect on existing, approved arrangements for offsite radiological emergency preparedness for Millstone 3 or Seabrook.

      E.    Construction/Completion Dates

            Millstone 3 is a complete facility and licensed to operate pursuant to Facility Operating License No. NPF-49. There are no proposals to construct or alter Millstone 3. Similarly, Seabrook Unit 1 is a complete facility and licensed to operate pursuant to Facility Operating License No. NPF-86. There are no proposals to construct or alter Seabrook Unit 1.

      F.    Regulatory Agencies

            NEP is subject to the regulatory jurisdiction of VPSB, 112 State Street, Drawer 20, Montpelier, VT 05620-2601, the NHPUC, 8 Old Suncook Road, Concord, NH 03301- 7319, the MDTE, 100 Cambridge Street, Rm. 1200, Boston, MA 02202, the RIPUC, 100 Orange Street, Providence, RI 02903, the MPUC, 18 State Home Station, Augusta, ME 04333-0018, the Connecticut Public Utility Control Department, 10 Franklin Square, New Britain, CT 06051, and the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426. The following trade and news publications circulate in the area in which Millstone 3 and Seabrook are located: Union Leader, Manchester, New Hampshire, Foster's Daily Democrat, Dover, New Hampshire, Boston Globe, Boston, Massachusetts, New London Day, New London, Connecticut, The Hartford Courant, Hartford, Connecticut and Norwich Bulletin, Norwich, Connecticut.

      This application for transfer of control does not contemplate any construction or alterations to the Millstone 3 or Seabrook Unit 1 facilities or the operations thereof. In addition, the application does not involve a request for any change in the design or operation of the Millstone 3 or Seabrook Unit 1 facilities, nor any change in the terms and conditions of the existing licenses or technical specifications. Consequently, the requirements of Section 50.34 of the NRC's regulations are inapplicable and are not addressed in this application. 10 C.F.R. ss. 50.34 (1998).

V. THE TRANSACTION WILL COMPLY WITH ALL RESTRICTIONS GOVERNING FOREIGN OWNERSHIP, CONTROL AND DOMINATION.

      A. The Transaction Is Consistent With the Statute and With Commission Precedent. Section 103 (d) of the Atomic Energy Act reads in pertinent part as follows:

            No [commercial] license may be issued to an alien or any corporation or other entity if the [Nuclear Regulatory] Commission knows or has reason to believe it is owned, controlled, or dominated by an alien, a foreign corporation, or a foreign government. In any event, no license may be issued to any person within the United States if, in the opinion of the [Nuclear Regulatory] Commission, the issuance of a license to such person would be inimical to the common defense and security or to the health and safety of the public.

42 U.S.C. ss. 2133 (1994).

      This restriction is reflected in the Commission's rules at 10 C.F.R. ss.ss. 50.38 and 50.40(c) (1998). As a result of this transaction, NEP, a U.S. entity, will remain as the licensee. Thus, no license will be held by or owned directly by any alien. Moreover, as will be shown below, the transaction will not effect any indirect transfer of control over any nuclear activities implicated by the foreign control and domination prohibition.

      From the beginning, application of the foreign ownership prohibition has been "given an orientation toward safeguarding the national defense and security." See, e.g., General Electric Company and Southwest Atomic Energy Associates, 3 AEA 99 (1966) ("SEFOR"). National defense and security (or the statutory term, common defense and security) entail such matters as protection of classified information and materials, assuring adequate supplies of Special Nuclear Material ("SNM") for defense needs, nuclear materials physical protection, control, and accounting, and possible also physical security of facilities.14

      For that reason, control of the facility itself, as well as access to SNM or Restricted Data, have been paramount concerns. Thus, the foreign control prohibition has concentrated on whether "an alien has the power to direct the actions of a licensee," and has sought to prevent

--------
      14  See Siegel v. AEC, 400 F.2d 778 (D.C.Cir. 1968).

situations where "the will of one party is subjugated to the will of another," where the party who will ultimately control the facility is an alien. SEFOR, 3 AEC at 99.

      The practical focus of the prohibition has been reflected in the recent SRP, which creates the framework to approve this transaction. Under Section 3.2 of that SRP, the essential guideline reads as follows:

            Where an applicant that is seeking to acquire a 100% interest in the facility is wholly owned by a U.S. company that is wholly owned by a foreign company, the applicant will not be eligible for a license, unless the Commission knows that the foreign parent's stock is
            "largely" owned by U.S. citizens. . . . If the applicant is seeking to acquire less than a 100% interest, further consideration is required.

64 Fed. Reg. 10166, 10168 (1999).

      Neither National Grid, NEES, nor NEP is seeking to acquire a 100% interest in any licensed facility. As discussed herein, NEP owns interests of only 12.2% in Millstone 3 and 9.9% in Seabrook. Those interests do not give NEP any right to control or even influence the operation of either facility, nor do they permit any access to SNM or Restricted Data. NEP is currently attempting to sell those interests. For those reasons, the transaction complies with the guidelines announced in the SRP.

      The SRP notes that, when a foreign entity seeks to acquire less than a 100% interest in a licensed facility, then "further consideration is required." Id. This consideration should focus on conditions designed to eliminate foreign control of the facility. The ordinary corporate (or other business organization) indicia of control, as defined in SEFOR, can be overcome by conditions or special provisions which effectively prevent control from being exercised. As in General

Atomic,15 and Babcock and Wilcox Company,16 these conditions have been considered sufficient to overcome what would otherwise have been ultimate legal control. Thus, the Commission has considered important such matters as the citizenship of directors and nuclear officers and, in difficult cases, the creation of special committees or boards.

      Allowing foreign ownership of entities which own only part of a licensed facility is consistent with all prior Commission precedent. The one case in which foreign ownership was initially denied, Cintichem,17 involved foreign investment in an entity which owned and controlled 100% of a licensed facility.18 Because NEP only owns a 12.2% interest in Millstone 3 and a 9.9% interest in Seabrook, Cintichem is inapposite. The remaining cases follow the pattern established in General Atomic and B&W, in which the primary focus is on control of the actual facility. 19 As neither NEP nor National Grid has any control of any licensed facility, allowing the transaction will be consistent with prior precedent and with the considerations established in the SRP.

--------
      15 AEC Director of Regulation letter approving transfer (1973) ("General Atomic").
      16 NRC Executive Director for Operations memo to Commission (1982)
("B&W").
      17 NRC Chairman Palladino letter to Subcommittee on Nuclear Regulation, Senate Committee on Environment and Public Works (1983).

      18 Cintichem was legislatively overruled by section 109 of the NRC Fiscal Years 1984- 1985 Authorization Act, Public Law 98-553, 98 Stat. 2825 (1984).

      19 See Commonwealth Edison Company, 4 AEC 231 (1969).

      B.    Nothing In This Transaction Violates the Letter or the Purpose of
            Section 103d.

            1.    The license itself will not be held by an alien.

      As noted, NEP will continue as the licensee, and so there is no prohibited ownership by an alien.

            2. The nature of the facilities, the transaction, and of the licensee, and the nationality of the foreign investor, should remove any concerns about foreign control or domination.

      The foreign ownership restriction was enacted as part of the initial AEA in 1954. At that time, the group of nations possessing nuclear technology was extremely limited. It could not have been known whether nuclear power reactors would necessarily involve classified information, weapons usable fissile material or scarce source or SNM. While the legislative history of the foreign ownership restriction is sparse,20 it seems clear that the need to protect certain nuclear technology and sensitive and scarce SNM from foreign access was vital during the early stages of the Cold War.

      However, Millstone 3 and Seabrook do not involve sensitive technology, or scarce SNM. Both plants are Westinghouse pressurized water reactors, using technology which is commercially available in numerous countries, including Great Britain.21 No significant restricted data22 or other

--------
      20 See, e.g., Katherine Palmer, The Nuclear Regulatory Commission and Foreign Ownership of Commercial Nuclear Power Plants in the U.S., 28 Duq. L. Rev.295, 298 (1990).

      21 Indeed, British Energy's most modern nuclear power plant, Sizewell B, contains a more modern Westinghouse pressurized water reactor.

      22 The NRC defines "Restricted Data" to mean "all data concerning (1) design, manufacture or utilization of atomic weapons; (2) the production of special nuclear material; or (3) the use of special nuclear material in the production of energy," except for data which has been declassified or removed from the Restricted Data category. 10 C.F.R. ss. 50.2 (1998).

national security classified information is involved. Within the group of nations engaged in the commercial production of nuclear power, there is nothing secret about the technology of Millstone 3 or Seabrook. The Millstone 3 and Seabrook plants use (and are licensed only to use) low-enriched uranium as fuel, and the SNM which is produced (reactor grade plutonium) is bound up with the highly retroactive spent fuel, and cannot be processed or separated under the license. No foreign entity will be granted unescorted access to protected or vital plant areas, or access to any Safeguards Information. Indeed NEP does not need, or have, such access.

      Moreover, the ultimate foreign interests involved are British. Great Britain is a signatory to the Treaty on Non-Proliferation of Nuclear Weapons, and having a British company as the ultimate parent of NEP, which itself only has a small minority interest in Millstone 3 and Seabrook, will not implicate national security. As the Department of Energy, in a study also adopted by the Department of State, has concluded:

      The United Kingdom is a party to the Treaty on the Non-Proliferation of Nuclear Weapons, and is a longstanding ally of the United States, a Member of NATO, and otherwise has an important foreign policy relationship with the United States. The Government of the United Kingdom is stable, militarily secure, supports the International Atomic Energy Agency safeguards, and adheres to the Nuclear Supplier's guidelines.

Proposed Agreement Between the United States and Japan Concerning the Peaceful Uses of Nuclear Energy, H.R. Doc. No. 100-128, at 398 (1987).

      The former Secretary of Energy more recently reaffirmed that conclusion with respect to the members of the European Atomic Energy Community ("EURATOM"), including the United

Kingdom.23 As a complying member of NATO, EURATOM, and the International Atomic Energy Agency, and a longstanding ally which already has access to this technology, the United Kingdom and its citizens do not pose a threat to nuclear security under either Section 103d or Section 104d of the AEA. Under those circumstances, allowing British investment in a minority interest in a plant will not implicate any of the common defense and security interests which the restriction seeks to protect.

            3. NEP itself has no control or domination of the plant, so that allowing foreign upstream investment in NEP will not transfer any such control to foreign hands.

      In addition, British interests will not control Millstone 3 or Seabrook because NEP does not control either plant. As a 12.2% owner of Millstone 3, NEP is merely an Associate Participant in the plant. Under the Sharing Agreement, dated September 1, 1973, as amended, owners are divided into two categories:
Lead Participants, all of whom are subsidiaries of Northeast Utilities ("NU"); and nine Associate Participants, including NEP.24 As NU owns 68% of the interest in the plant, it is clear that NU controls and dominates the plant, as a legal and practical matter.

      According to the Sharing Agreement, the Lead Participants have "sole responsibility for, and are fully authorized to act for the other Participants with respect to" the design, construction, and engineering of the plant, as well as for "any modifications or additions at any time made to the

--------
      23 O'Leary, Hazel R., Determination and Judgement Under Section 131 of the Atomic Energy Act Regarding Advance Consent Arrangement in the Agreement for Cooperation in the Peaceful Uses of Nuclear Energy Between the European Atomic Energy Community and the Untied States of America, (Sept. 8, 1995).

      24 Sharing Agreement, supra, at 5.

Unit," in accordance with good utility practice.25 Associate Participants like NEP merely are provided with notice and an "opportunity to comment" on such changes -- if there is time.26 The costs of those additions or changes are shared by all Participants.

      The Lead Participants also have "sole responsibility for, and are fully authorized to act for the other Associate Participants with respect to, the operation and maintenance of the Unit."27 Once again, the Associate Participants have an opportunity to comment, but those comments should "not be allowed to delay any phase of operation, maintenance or fuel procurement or any repair or replacement or to affect the sole discretion of the Lead Participants in making decisions on such changes."28 The Lead Participants are expressly authorized to execute all contracts regarding the facility,29 procure and maintain all insurance,30 collect money from NEP and other Associate Participants,31 establish and modify and manage the decommissioning fund,32 and procure fuel and manage the fuel cycle.33 The Associate Participants do have the right to an audit, the right to receive quarterly reports, and the right to receive "such information relating [to the

--------
      25 Id. at 8.
      26 Id. at 9.
      27 Id. at 10.
      28 Sharing Agreement at 11.
      29 Id. at 13.
      30 Id. at 14.
      31 Id. at 17.
      32 Sharing Agreement at 29-32.
      33 Id. at 36-37.

plant] as the [Associate] Participants may reasonably request."34 If there is any Restricted Data at the plant, National Grid will not ask to see it.

      NEP does have certain fundamental economic rights in the Sharing Agreement, including the right that decisions made by NU must be in accordance with good utility practice for the benefit of all Participants. NEP believes that in the past these rights have been violated, and is pursuing its remedies both in arbitration and in court. See New England Power Co. v. Northeast Utils., Dkt. No. 97-1716 (Worcester Superior Ct., MA filed Aug. 7, 1997). Other than those economic rights, all NEP has is the right to pay its share of costs, receive periodic reports, make reasonable requests for information, and comment about operations -- all without affecting NU's "sole discretion" to determine the manner in which the plant is operated. In all respects, NU controls and dominates this plant. NU, not NEP, has control over access to plant vital and protected areas, the development and implementation of physical protection and safeguards, and access to any protected Safeguards Information. Thus, there is no possibility that an investment in an indirect subsidiary by a U.K. company would allow British citizens to control the facility or to have access to sensitive material, facilities, or information.

      Similar limits on NEP's authority are found in the Agreement for Joint Ownership Construction and Operation of New Hampshire Nuclear Units, dated May 1, 1973, as amended, ("JOA") and the Managing Agent Operating Agreement dated June 29, 1992, as amended, ("MAOA") regarding Seabrook, which are attached hereto as Exhibit G. NEP, an original Participant in Seabrook and a member of the 5-member Executive Committee, holds its interest as

--------
      34 Id. at 12.

a tenant-in-common.35 The Executive Committee is subject to the control and direction of the Participants (the other shareholders of Seabrook) and its actions may be modified by written agreement of the Participants owning 51% or more of the ownership shares.36 It was not the intent of the Participants to "grant to the Executive Committee, any responsibility for management of the . .
 . operation and maintenance of the Units."37 The Executive Committee's responsibilities include: providing direction to and overseeing the function of the Disbursement Agent; conducting a search and making recommendations to the Participants with respect to a new Managing Agent; reviewing and approving or modifying the Managing Agent's budget, subject to an override vote by the Participants.38 The Managing Agent, North Atlantic Energy Service Corporation, performs the engineering, operational and other professional services and responsibilities. The Managing Agent has complete responsibility for day-to-day management of the operation of Seabrook.39

      The role of decision making regarding Seabrook rests with the Participants. By exercising a vote representing 51% of the voting shares, the Participants dictate the ultimate decisions at the plant. Each Participant has the right to access all information related to the facility except that protected by law, restricted by contract with third parties or deemed commercially sensitive by an

--------
      35 JOA at 3.
      36 Id. at 93.
      37 JOA at 98.
      38 Id. at 96-97; MAOA at 37.
      39 MAOA at 9-10.

affiliate or affiliates of the operator.40 Any Participant may request an audit of the accounts and records of the Managing Agent.41 Each Participant has the right to visit the plant, tour facilities, inspect project records and observe plant activities, except as provided by law.42

      As to budgetary matters, the Managing Agent must provide a quarterly report43 and a budget. Each Participant may vote on the budget and a 51% vote of the ownership interests is required to approve the budget.44 Similarly, discretionary actions of the Executive Committee as they pertain to budgetary matters may be overridden by a vote of the Participants owning 51% of the ownership shares.45

      Finally, Participants, by a vote of 51% or more, may approve or disapprove the Managing Agent's selection of a senior on-site Manager for the plant, and policies regarding significant governmental affairs and public relations.46 NEP only has a 9.9% interest in Seabrook. Notwithstanding its position on the Executive Committee, NEP does not have the ability to dictate decisions and policies respecting the facility. That power only may be exercised by 51% of the voting shares of the Participants.

--------
      40 MAOA at 27.
      41 Id. at 29.
      42 Id. at 30.
      43 Id. at 18-25.
      44 MAOA at 35.
      45 Id. at 37.
      46 Id. at 11.

      Given NEP's 12.2% interest in Millstone 3 and its 9.9% interest in Seabrook and the limited rights which NEP enjoys, it is clear that National Grid will, after the transfer, have no control over (no power to direct or subjugate) any plant activities or any other matters implicated by the prohibition in
Section 103d. NEP and National Grid have taken significant steps to ensure that British interests do not share in any of the limited rights which NEP has under the Sharing Agreement with respect to Millstone 3 and the JOA and MAOA with respect to Seabrook. These steps are described below.

      C. The Proposed Transaction Will Comply with the Letter and the Purpose of the Foreign Ownership Restriction.

            1.    The licensee will continue to be owned by a U.S. company.

      As a technical matter, the statute requires that a licensee not be "owned ... by an alien, a foreign corporation, or a foreign government." 42 U.S.C. ss.
2133(d) (1994). NEP will continue to be the licensee. NEP will continue to be owned by NEES, a U.S. entity. Thus, as a matter of law, the licensee will be owned by a U.S. company, and the strict letter of the law will be honored.

      It is true that NEES itself will be owned indirectly by a British company. It also is true that, on occasion, courts and agencies have "pierced the corporate veil," and looked through the ownership of a company all the way to the ultimate parent when the purpose of a statute or other circumstances so warrant it. Here, NEP will continue to be owned by a U.S. company, NEES. Unless a specific reason is provided, the Commission is not required to look past this parent to an ultimate parent. There is no reason at this time to believe such an occasion will arise.

      The convention of honoring the corporate veil, unless some reason to pierce the veil emerges, is consistent with Commission precedent. The word "owned" (as it is used in sections

103d and 104d) cannot be read in its broadest sense to include any and all downstream shareholders or owners of the licensee. Otherwise, the foreign ownership of the general partner Scallop Nuclear, Inc., in General Atomic, and the foreign domicile of the ultimate parent company McDermott International in B&W, would have been prohibited. Yet, in both cases the transfer was approved, with appropriate conditions. Federal courts twice have declined to pierce the corporate veil of companies holding NRC licenses. In Tennessee Valley Auth. v. Exxon Nuclear Co., Inc., 753 F.2d 493 (6th Cir. 1985), the Sixth Circuit held in favor of Tennessee Valley Authority ("TVA") in the latter's contractual dispute with Exxon Nuclear Company Inc. ("Exxon Nuclear"). The circuit court affirmed the district court's decision to treat Exxon Nuclear and its parent company as separate corporate entities for the purposes of its contractual dispute with TVA. The court stated:

      At no time has it been intimated that Exxon Nuclear is a mere instrumentality of Exxon [Corporation] or that it is anything other than a separate and viable corporate entity . . . If TVA attempted to enforce the contract provisions against Exxon [Corporation], this Court would not have the authority to pierce the corporate veil and hold Exxon [Corporation] liable on the contract. By the same token, Exxon [Corporation] cannot benefit by the provisions of a contract of its subsidiary.47

Furthermore, in Lowell Staats Mining Co., Inc. v. Pioneer Uravan, Inc., the Tenth Circuit refused to pierce the corporate veil of another NRC-licensed company, Pioneer Uravan, Inc. ("Uravan"), holding that the plaintiff, Lowell Staats Mining Company, Inc., had failed to prove that the defendant Uravan was an alter ego or instrumentality of its corporate parents, Pioneer Corporation and Pioneer Nuclear, Inc.48

--------
      47 Id. at 498.
      48 878 F.2d 1259, 1264-1265 (10th Cir. 1989).

      Thus, as to the literal meaning of the ownership requirement in the statute, the Commission certainly has discretion to honor the corporate form, and to recognize that NEES remains the owner of the licensee for purposes of the foreign ownership prohibition. The Commission also has discretion to pierce the corporate veil. In the present case, there is no reason to pierce the corporate veil. As discussed below and throughout this Application, allowing benign foreign investment, subject to restrictions, is perfectly consistent with the intentions of the statute. Under these carefully limited circumstances, the transaction will not frustrate any statutory purpose. Therefore, as other Commissions have done where no statutory purpose is threatened, the Commission should honor the corporate form and hold that NEES (a U.S. entity) is the owner of NEP, so that the transaction complies with the literal language of the statute.

            2. A negation action plan will be put in place to provide further assurance that the licensee will not be controlled or dominated by any foreign interest.

                  a. NEP will create a special nuclear committee of the board of directors, composed entirely of U.S. citizens.

      NEP will create a Special Nuclear Committee of the Board of Directors, referred to herein as the Nuclear Committee, which will have sole discretion over all nuclear issues with three exceptions discussed herein. The Nuclear Committee, shall consist of directors composed entirely of United States citizens.

      As discussed in the amended Bylaws of NEP, attached hereto as Exhibit H, the Nuclear Committee will report to the NEP Board of Directors on a quarterly basis, but for informational purposes only. With the exception of three basic decisions unrelated to the operation of the plants, the Nuclear Committee will be authorized to act on behalf of NEP as to all matters relating to Millstone 3 and Seabrook, as well as the other nuclear units in which NEP has an interest.

      Prior to the closing, NEES, as sole shareholder of NEP, will take whatever actions are necessary to adopt the amended Bylaws of NEP. The amended Bylaws will become effective upon closing of the merger. The Shareholders' Resolution adopting the amendments to the NEP Bylaws will acknowledge that the merger is in the best interest of the shareholders, that the delegation of nuclear authority to the Nuclear Committee will facilitate obtaining approval for the merger, and that the Nuclear Committee shall have the same authority to act on behalf of NEP as to nuclear matters as the Board of Directors has regarding other matters. That Resolution, and the Bylaws, will remove any question regarding the legal authority of the Nuclear Committee to act on behalf of NEP and its shareholders.

            b. With three exceptions, the Nuclear Committee will have sole discretion over all nuclear matters on behalf of NEP.

      As discussed in Section 7 of the amended Bylaws, the Nuclear Committee will have sole discretion to act on behalf of NEP as to all matters relating to the operation, maintenance, contribution of capital, decommissioning, fuel cycle and other matters relating to the Millstone 3, Seabrook and the other nuclear facilities in which NEP has an interest. However, there will be three exceptions, in which the full NEP Board of Directors (which may include British citizens) shall be authorized to act on behalf of NEP, after consultation with the Nuclear Committee.

Those exceptions are as follows:

      o The right to vote as to whether or not to close the facility and begin decommissioning, and as to whether to seek relicensing;

      o The right to decide to sell, lease or otherwise dispose of NEP's interest in the facility; and

      o The right to take any action which is ordered by this Commission or any other agency or court of competent jurisdiction.

      These three rights are essential to protect the economic and legal interests of National Grid. Because these rights will be limited very carefully as described in the amended Bylaws, and are subject to Commission review under the AEA, there is no possibility of detriment to the national interest due to foreign control.

      The decision as to whether to begin decommissioning illustrates the limited nature of the NEP Board's rights. Assume, for example, that the Commission orders Millstone 3 or Seabrook to cease operations pending certain major repairs. The Participants then would have to decide whether to close the plant permanently and begin decommissioning, or whether to make the repairs and attempt to restart the facility. As to that decision, the full NEP Board of Directors will have the right to act on behalf of NEP. However, once that decision has been made, all rights regarding the execution of the decision will revert to the Nuclear Committee. If the Participants decide to seek decommissioning, the Nuclear Committee will have the sole discretion to act on behalf of NEP regarding the decommissioning plan, any alterations to the plan, the budget for decommissioning, all ordinary and extraordinary expenditures regarding decommissioning, and all other aspects of the decommissioning process. Alternatively, if the Participants decide to attempt repairs and restart, the Nuclear Committee will have all of NEP's rights regarding the scope, budget, actual expenditures, auditing and other matters involved in the repair and restart. As discussed above, these rights generally amount to the right to ask questions and make comments regarding NU's conduct at the facility. Even those limited rights will be entrusted entirely to the Nuclear Committee composed of U.S. citizens.

      Perhaps more importantly, each of the decisions listed above ultimately will be subject to Commission approval. The decision to repair and restart would require Commission approval prior to restarting. Relicensing also would require Commission approval. Selling or leasing the plant would require Commission approval of a license transfer under Section 50.80. The final right reserved to the full NEP Board merely requires the Board to act in accordance with the directives of this Commission or other agencies or courts of competent jurisdiction. Under those circumstances, every decision which is reserved to the full NEP Board, and which thus may involve some foreign participation, is subject to review and approval by this Commission before the decision may be carried out. Thus, there is no possibility that foreign influence will be detrimental to the national or public interest.

                  c. Only the Nuclear Committee would have access to sensitive information.

      There are no Restricted Data involved in the Millstone 3 or Seabrook design, technology, or operation. As explained, NEP has no rights of access or possession over any special nuclear material, no rights of unescorted access to protected or vital plant areas, and no rights to see protected Safeguards Information. Nonetheless, as described in Section 9 of the amended Bylaws, only the Nuclear Committee shall have such access to Safeguards Information or protected or vital plant areas, and each Committee member who sees Safeguards Information is prohibited from revealing such data to any foreign citizen. It is not anticipated that any such access would be needed, given NEP's limited ownership rights and obligations.

      Although there is SNM contained in the fresh and spent fuel, it is in the form of low-enriched uranium and plutonium. The low-enriched uranium cannot be used for a nuclear explosive. The plutonium cannot be separated from the highly radioactive fission products in the spent fuel under the license, and cannot be used for a nuclear explosive while bound up in the spent fuel. Even if weapons-sensitive materials were involved, it is difficult to imagine a British citizen obtaining access to such material by virtue of being a minority owner or its partner, or through any other means derived from its upstream investment. The complexities, illegalities, and logistics would seem to be prohibitive. Thus, the concerns regarding access to SNM or sensitive information are not at issue regarding these facilities.

      Therefore, as regards foreign access to Restricted Data and SNM, such access would be impossible as a practical matter and as a legal matter, and concerns about such access should not prevent the Commission from approving this transaction.

                  d. The Nuclear Committee will be free from any foreign control or influence, direct or indirect.

      As stated in the amended Bylaws, the Nuclear Committee of U.S. citizens will report to the full NEP Board for informational purposes, but will have no obligation to act in accordance with directives of the full NEP Board or of any British entity connected with National Grid. With the exception of the three decisions described above reserved to the full Board, the Nuclear Committee will have complete independence from any direct foreign influence.

      In addition, NEP has taken extraordinary steps to avoid any indirect foreign influence which might affect the Nuclear Committee. Each Committee member will be appointed to a fixed term, and may be removed during that term only for specific causes named in Section 2 of the amended Bylaws. This is designed to prevent any foreign citizen from threatening to remove any member for taking actions which may be contrary to foreign interests. Moreover, as required by Section 10 of the amended Bylaws, any member of that Committee is both empowered and obligated to report to the NRC any action by a foreign citizen which the member believes is designed to unduly influence his or her behavior to the detriment of the national interest.

      In the event that there is a vacancy on the Nuclear Committee, NEP immediately will inform the Commission as to the identity of the replacement who will be a U.S. citizen. Thus, whenever a member of the Nuclear Committee is removed or withdraws for any reason, the new member must be a U.S. citizen.

      Finally, as to each member of the Nuclear Committee, the Applicant agrees to extend the protection afforded by the Commission's "whistle blower" regulations, contained in 10 C.F.R. ss. 50.7 even more than required by law. Those regulations prevent any licensee from discriminating against any employee for engaging in "protected activity," such as informing government agencies as to possible non-compliance with the terms of the license or the statute. While those regulations would not normally apply to the Nuclear Committee, NEES and NEP are willing to expand the scope of normal whistle blower protection. NEES and NEP hereby agree that the phrase "protected activity", as applied to the Nuclear Committee, shall include any action or decision made pursuant to the amended Bylaws, including any votes cast by a member. Thus, were NEES or NEP to discriminate against any member as a consequence of their actions on the Nuclear Board, including their votes and decisions, those companies would be subject to the serious scrutiny and appropriate remedies. Under those circumstances, the Nuclear Committee members will be completely free from any foreign influence regarding their actions on the Committee.

                  e. The commitments made herein may not be changed without Commission approval, except upon occurrence of two possible events.

      Both National Grid and NEP are committed to the limits placed on foreign ownership described herein. Those commitments will be legally binding, both by operation of the amended Bylaws, and because they will be conditions imposed by the Commission as part of this license transfer proceeding. To ensure further that these limitations remain in place, NEP and National Grid hereby commit that the amendments to the NEP Bylaws creating the Nuclear Committee will not be removed or relaxed without express approval of the Director of Nuclear Reactor Regulation. These conditions will be enforceable by the NRC as a condition of the order approving the indirect transfer; no order amending the NEP ownership license should be needed.

      There are, however, two circumstances in which NEP may remove or relax these restrictions. First, if the foreign ownership restriction of the statute is repealed or amended, NEP shall have the right to amend its Bylaws accordingly, after informing the Commission. Second, if NEP should sell its interest in Millstone 3 or Seabrook to another party with NRC approval, such as a U.S. owner, these restrictions should no longer be necessary.

      NEP and National Grid believe that the corporate structure and related commitments made herein are more than sufficient to protect the national interest. Given the limited rights which NEP possesses regarding these plants, and the conditions imposed herein, the Commission can and should find that NEP as a licensee will not be controlled or dominated by a foreign citizen, and that the transfer will not be inimical to the national interest, the public interest or national security.

      D. The Commission Has Authority to Approve this Transaction, Consistent with the Statute and with Its Own Precedent.

      As the Commission has done before, it may approve this transaction and allow foreign investment without contravening the foreign ownership restriction of the statute. The transaction complies with the literal language of the statute. The licensee will be owned by NEES, a U.S. entity, and the Commission has discretion to honor the corporate form and determine that NEES is the owner for purposes of the statutory restriction. As to nuclear matters, neither the licensee nor NEES will be controlled or dominated by a foreign entity, within the meaning of the statute, because of the restrictions discussed above. The transaction also will comply with the intent of the statute, in that U.S. interests will be protected at all times by the restrictions described in this Application. Thus, even if there were no precedent regarding this issue, the Commission would be justified from a legal and policy perspective in allowing this transfer.

      There is precedent on this issue, and the Commission has approved foreign ownership of nuclear facilities under circumstances which present national security issues far more serious than in this case. In General Atomic, Gulf Oil Corporation sought to transfer several nuclear facilities to General Atomic, a partnership owned 50% by Gulf and 50% by Scallop Nuclear, a Delaware Corporation owned (through several tiers) by Royal Dutch Petroleum, a Dutch company, and Shell Transport and Trading, a British company. The assets transferred involved three TRIGA research reactors, and the Barnwell spent fuel reprocessing facility. The TRIGA reactors involved experimental technology, and the Barnwell plant was designed to produce SNM (plutonium, a weapons-usable material). Nonetheless, the Commission allowed the transfer, subject to conditions very similar to those adopted herein. Those conditions included the following:

      o The President and any officers having direct responsibility for the control, and any employees having direct custody of, special nuclear materials must be U.S. citizens;

      o A separate department of General Atomic must be created, to be responsible for special nuclear material, and must report directly to the President;

      o The President must have direct responsibility for ensuring that the business is conducted in a manner consistent with the national interest; and

      o These conditions must apply to the partnership and any entities under its control, and may not be changed without approval of the Director of Regulation of the AEC or his successor.

General Atomic, supra.49

      E. The Transfer Will Not Be Inimical to The Common Defense and Security.

      In Exxon Nuclear/Kraftwerk Union AG,50 the Commission approved a transfer of licenses for special nuclear materials, when a German corporation bought a controlling interest in Exxon Nuclear. Because that case involved SNM, rather than a Section 103 license, the Section 103 prohibition against foreign ownership did not apply, but the relevant statute included language requiring the Commission to find that the transfer was not "inimical to the common defense", the

--------
      49 The Commission's Office of Executive Legal Director reached a contrary conclusion in the Cintichem case. That case dealt with a proposed transfer of an isotope-producing research reactor to a corporation ultimately owned by a Swiss parent. However, that case involved very sensitive highly enriched uranium fuel and targets over 90%, whereas the present case involves a common commercial reactor with no such material. Moreover, the foreign-owned licensee would control the facility, which is not the case here. See OELD Legal Analysis, "Legal Questions of Foreign Control and Domination Raised By Proposed Transfer of Facility License No. R-81 from Union Carbide to Cintichem, Inc." (1983).

      50 Letter from NRC to Exxon Nuclear Re: Approval of Materials License Transfer (Oct. 28, 1996).

same language that appears at the end of the foreign ownership prohibition in
Section 103. The Commission approved the license transfer on condition that Exxon Nuclear divest itself of two companies which had contracts of a classified nature with the Department of Energy, and transfer any intellectual property rights regarding centrifuge and other sensitive technology back to Exxon, the U.S. company. In addition, Exxon Nuclear promised that it would not acquire any Restricted Data, classified information or sensitive nuclear technology. Finally, the Commission stressed that Exxon Nuclear would remain a Delaware corporation subject to U.S. law, that its current directors (all U.S. citizens) would remain in place, and that Germany was a signatory to the NonProliferation Treaty and a member of EURATOM.

      All of the relevant conditions in the prior cases are present here, and more. Neither Millstone 3 nor Seabrook involves sensitive nuclear technology, or classified national security information. National Grid will not be granted access to Safeguards Information or be granted unescorted access to plant protected or vital areas. In General Atomic, the Commission required a separate division to be responsible for management of the material at issue; NEP has set up a separate Nuclear Committee to be responsible for all nuclear operation. In both cases, the Commission insisted that licensed activity be controlled by U.S. citizens. NEP will do just that with the Nuclear Committee, with the three exceptional decisions discussed above -- and the three exceptional decisions are all controlled by the NRC. In Exxon/Kraftwerk, the Commission required the licensee to remain incorporated in the U.S., subject to U.S. law. The licensee, NEP, will remain incorporated and domiciled in the U.S., as will its parent, and both will be subject to U.S. law. In that same case, the Commission stressed that the nation involved was a signatory to the Non-Proliferation Treaty and a member of EURATOM. The United Kingdom meets both of those requirements. Also in Exxon/Kraftwerk, the Commission insisted that the U.S. citizen directors remain in place. Members of NEP's Nuclear Committee of the Board will always be U.S. citizens. Finally, as in both cases, the Applicant has committed to adhere to all of these limitations, barring repeal of the prohibition or sale to a U.S. entity. In addition to having all of the commitments made in those cases, the Applicant has taken additional precautions to ensure that the members of the Nuclear Committee are not subject to undue foreign influence, by agreeing to whistle blower-level protection for those Committee members.

      For these reasons, the Commission can and should hold that NEP is not owned, controlled or dominated by a foreign entity, and that the transaction will not be inimical to the common defense and security. Such a conclusion would be consistent with the language of the statute, the Commission's own precedent, and the protection of the national interest.

VI. THE TRANSFER WILL NOT AFFECT THE DECOMMISSIONING FINANCIAL ASSURANCES REQUIRED BY THE NRC AND WILL NOT BE DETRIMENTAL TO THE FINANCIAL HEALTH OF THE LICENSEE.

      On September 22, 1998, the NRC issued a Final Rule in its Financial Assurance Requirements for Decommissioning Nuclear Power Reactors, 63 Fed. Reg. 50465 (1998) (to be codified at 10 C.F.R. Parts 30 and 50). The Commission concluded that the proper solution was to clarify the applicability of external sinking funds and other mechanisms contained in 10 C.F.R. ss. 50.75. 63 Fed. Reg. at 50465. In furtherance of this resolution, the NRC established "non-bypassable charges" as a defined term and modified its Final Rule to reflect that such charges should be available to the licensee as part of the funds for decommissioning deposited in an external sinking fund. 63 Fed. Reg. at 50466. As set forth in 10 C.F.R.ss.50.2
(1998), non- bypassable charges are defined as:

      . . . those charges imposed over an established period by a Government authority that affected persons or entities are required to pay to cover costs associated with the decommissioning of a nuclear power plant. Such charges include, but are not limited to, wire charges, stranded cost charges, transition charges, exit fees, other similar charges, or the securitized proceeds of a revenue stream.51

      The NRC also amended its provision regarding the use of an external sinking fund, one of the methods used to provide financial assurance. Specifically, the NRC provided that an external sinking fund may be the exclusive mechanism relied upon for providing financial assurance for decommissioning even if the licensees' source of revenues for the external sinking fund is a non-bypassable charge. 10 C.F.R. ss. 50.75 (e)(1)(ii)(B)
(1998).

      Under the NRC's Final Rule, electric utilities are allowed to choose from among three options of providing financial assurances. These options include: prepayment, an external sinking fund and a surety method, insurance or other guarantee method. The NRC's recent Final Rule, which amended its provision relating to external sinking funds, allowed an external sinking fund to be the exclusive mechanism relied upon for providing financial assurance for decommissioning for a licensee which is no longer an "electric utility," if the licensees' source of revenues for the external sinking fund is a non-bypassable charge. In that sense, the financial assurance provided by the non-bypassable change is equivalent to that provided by the traditional rate regulation applicable to an "electric utility." Information relating to the decommissioning funding of

--------
      51 As the definition states, the non-bypassable charges enumerated in
Section 50.2 are not intended to be all-inclusive. Indeed, in its Final Rule, the NRC stated: "[it] believes it would be encroaching upon the responsibilities of other regulators if it were to establish a single method for cost recovery." 63 Fed. Reg. 50467. Similarly, the NRC rejected the suggestion that the definition be revised to replace the phrase "governmental authority" with "regulatory authorities," noting that "governmental authorities" was more inclusive and would allow actions by non-regulatory authorities such as state legislatures. Id.

Millstone 3 and Seabrook as well as the calculation of the NRC formula amount for decommissioning is set forth in Exhibit I.

      A. The Financial Assurances Required by the NRC's Recent Rulemaking Are Already in Place Regarding NEP, and Will Not Be Affected by the Merger.

      Under the terms of this transaction, decommissioning responsibility will remain with NEP. Pursuant to settlement agreements approved by or entered into with the state commissions of Massachusetts, Rhode Island and New Hampshire, its customers in those states, and the FERC, NEP will be permitted to recover decommissioning costs through non-bypassable charges of a nature that meet the NRC's new requirements set forth in its Final Rule.

      On February 26, 1997, the agency then known as the Massachusetts Department of Public Utilities ("MADPU") approved a revised amended settlement submitted by NEP's affiliates MECo and Nantucket Electric Company (jointly "the Distribution Companies"), NEP and others, which related to electric restructuring issues for the Distribution Companies and included provisions of a wholesale rate stipulation and agreement. Re Massachusetts Elec. Co., D.P.U. 96-25C Mass. Dep't of Pub. Utils., Feb. 26, 1997. Subsequently, the Distribution Companies and NEP submitted an amended offer of settlement to MADPU for approval.

      Under the terms of the amended settlement agreement at MADPU, the Distribution Companies sought approval of retail delivery rates which, among other things, included an access charge designed to recover costs associated with termination of the all-requirements contracts the Distribution Companies had with NEP. As in the original settlement agreement, the Distribution Companies would terminate their all-requirements contract with NEP and NEP would collect a contract termination charge ("CTC"), which would enable it to recover its stranded costs. The

CTC would be collected through an access charge applied to all KWHs delivered to consumers in the Distribution Companies' service area who receive distribution service, whether or not they were current customers. The settlement also provided that the Distribution Companies would enter into a network integration transmission service agreement with NEP for transmission service under NEP's open access transmission tariff. The network integration transmission service agreement incorporates the CTC provision. In the event the Distribution Companies are denied the ability to recover CTC from their customers in the access charge for distribution service, NEP is authorized to collect the unrecovered balance as a surcharge on any rate paid for transmission service to the Distribution Companies' service areas.

      Under the amended settlement, the CTC contains a fixed component which recovers the Distribution Companies' allocated share of NEP's investment in plant, materials, supplies and the final fuel core for Millstone 3 and Seabrook. The variable component recovers 80% of the operations and maintenance expenses and property taxes for the units. The variable component also would recover the Distribution Companies allocated share of 100% of NEP's costs for nuclear decommissioning and site restoration costs, excluding only any net incremental decommissioning costs caused by continuing to operate the units beyond March 1, 1998. The MADPU concluded that the modifications to the calculation of the variable and fixed components were consistent with its restructuring principles and approved the amended settlement agreement, and approved the use of the CTC to recover all decommissioning costs. Nothing in the merger will adversely effect the terms and conditions of the MADPU order on the ability of any NEES company to meet its decommissioning obligations.

      On May 28, 1997, NEP submitted to the FERC an amended wholesale stipulation and agreement, containing substantially the same mechanism. On November 26, 1997, the FERC approved the wholesale settlement agreement. New England Power Co., 81 FERC P. 61,281 (1997), reh'g denied, 83 FERC P. 61,265
(1998).

      NEP entered into a similar settlement agreement with its customer, Narragansett. Narragansett purchased all of its energy requirements from NEP pursuant to long-term all-requirements contracts regulated by FERC.

      On May 30, 1997, Narragansett, NEP, and the RIPUC entered into a settlement agreement whereby Narragansett and NEP terminated the long-term, all-requirements contract. The settlement established a CTC from NEP to Narragansett that includes recovery of Narragansett's allocated share of NEP's decommissioning and site restoration costs. The FERC approved the settlement agreement, New England Power Co., 81 FERC P. 61,281 (1997), reh'g denied, 83 FERC P. 61,265 (1998), and the RIPUC has approved a charge from Narragansett to its customers that recovers the CTC costs billed to Narragansett by NEP.

      On February 3, 1998, and subsequently amended in July 1998, Granite State filed an offer of settlement before the NHPUC to resolve electric restructuring issues related to retail choice in its service territory. The settlement provided that, pursuant to a separate wholesale rate settlement, which was approved by the FERC,52 the long-term all-requirements contract between NEP and its affiliate Granite State would be terminated and that Granite State would pay contract termination charges. The February 3, 1998 settlement provided that Granite State would be permitted to recover in retail rates stranded cost charges, which would recover the contract

--------
      52    New England Power Co., 83 FERCP. 61,085 (1998).

termination charges paid by Granite State to NEP. Id. The stranded costs would apply to all kilowatt-hours delivered by Granite State or its successors or assigns in Granite State's service area regardless of whether or not they were currently Granite State's customers. The contract termination charges provide for the recovery of Granite State's allocated share of NEP's nuclear decommissioning expenses. The settlement also provided for the decommissioning and divestiture of NEP's interests in nuclear facilities, including Seabrook, and NEP's commitment to an accelerated level of decommissioning funding. On October 7, 1998, the NHPUC approved the amended offer of settlement in Order No. 23,041.

      Pursuant to the settlements entered into with the Distribution Companies, Narragansett, and Granite State, which were approved or entered into by the state commissions and FERC, NEP is assured that it will collect through non-bypassable charges its decommissioning costs. These non-bypassable charges are of the exact nature that the NRC outlined as meeting its concerns in its Final Rule. Therefore, adequate decommissioning funds are assured, and the license transfer in this transaction will not produce a detrimental effect on NEP's recovery of decommissioning costs.

VII.  CONCLUSION.

      The introduction of National Grid into the competitive New England market is a significant step in maximizing the benefits of competition. Those benefits should not be delayed, because the next year could be very important in determining the future structure of the market. Fortunately, the Commission has anticipated the need to act expeditiously, with the passage of the streamlined procedures for approving license transfers. NEP respectfully requests approval of this transfer of control pursuant to the expedited schedule envisioned by those rules.

      This transaction will have no effect whatsoever on the operation, performance, workforce, funding for operation or decommissioning, or any other aspect of either Seabrook or

Millstone 3. The licensee will continue to be NEP, which remains qualified to be a licensee. The transfer will have no adverse effect on NEP's financial stability, or upon its ability to meet its licensing obligations.

      The transfer will not result in any transfer of a license, or result in NEP being "owned by a foreign entity, and the transfer will not be inimical to the common defense and security." The Commission has full legal authority to allow the transaction by treating NEES and NEP as the separate corporate entities that they are, and by ruling that the extraordinary restrictions described herein will prevent NEP from being "controlled or dominated" by foreign interest, for purposes of the ownership restriction. The lack of Restricted Data or SNM at the plants, the commitment by NEP to sell its nuclear interests, the benign nationality of the foreign investor, and the minority share and concomitant lack of control by NEP of either facility, should make this an appropriate case to approve controlled foreign investment in U.S. nuclear facilities. For these reasons, the Commission should approve the Application expeditiously. Respectfully submitted,

--------------------------------         ----------------------------------
Edward Berlin, Esq.                      Samuel Behrends IV, Esq.
Scott P. Klurfeld, Esq.                  Mary A. Murphy, Esq.
Swidler Berlin Shereff Friedman, LLP     Yvonne M. Coviello, Esq.
3000 K Street, NW, Suite 300             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
Washington, DC 20007-5116                1875 Connecticut Avenue, NW, Suite 1200
(202) 424-7500                           Washington, DC 20009
                                         (202) 986-8000

Thomas G. Robinson, Esq.                 Paul K. Connolly, Jr., Esq.
New England Power Company                LeBoeuf, Lamb, Greene & MacRae, L.L.P.
25 Research Drive                        260 Franklin Street
Westborough, MA 01582                    Boston, MA 02110
(508) 389-2877                           (617) 439-9500

Attorneys for New England Power          Attorneys for NGG Holdings LLC
  Company

                                March 15, 1999